EXHIBIT 1

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen
Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS FISCAL YEAR FINANCIAL RESULTS AND

CONTINUES TO PURSUE NEW BUSINESS INITIATIVES TO REINVENT ITSELF

Hong Kong, August 11, 2006 — Global-Tech Appliances Inc. (NYSE: GAI) today announced its financial results for the fiscal year and fourth quarter ended March 31, 2006.

Net sales for the fiscal year ended March 31, 2006 were $73.8 million, up 76%, compared to $41.9 million in the prior fiscal year. Net loss for fiscal 2006 was $11.2 million, or $0.92 per share, compared to a net loss of $18.6 million, or $1.52 per share, in the prior fiscal year. Included in the net loss for fiscal year 2006 were impairment charges of approximately $2.6 million, or approximately $0.22 per share, which relate primarily to the Company’s organic light emitting diode (OLED) and in part to its liquid crystal display television (LCD TV) programs.

Net sales for the fourth quarter of fiscal 2006 were $15.7 million, up 29%, compared to $12.2 million for the fourth quarter of fiscal 2005. Net loss for the fourth quarter of fiscal 2006 was $1.2 million, or $0.10 per share, compared to a net loss of $7.5 million, or $0.62 per share, in the prior corresponding fiscal period.

John C.K. Sham, the Company’s President and Chief Executive Officer, said: “While net sales were up and net loss declined in fiscal 2006 compared to fiscal 2005, gross profit margins in the Company’s core business of floor care and kitchen appliance products were and are expected to remain adversely impacted by the continuing increase in material costs, particularly plastic resin, which is a derivative of natural gas and other oil distillates. Additionally, our operating results for fiscal 2006 were further impacted by the continuing low absorption of our manufacturing and administrative fixed overhead resulting from insufficient sales in our core business. In an attempt to improve our financial results, actions have been taken to reduce certain fixed costs, including a reduction in our work force.”

Mr. Sham continued, “We are pleased to report that, in the second half of fiscal 2006, our compact camera module (CCM) components, used primarily in cellular phones, achieved net sales of approximately $5.9 million. We are continuing our efforts to expand the CCM business, including the formation of an experienced R&D team in Taiwan to further enhance our product development capabilities, so that we can maintain technological leadership in the market. We expect this business to continue to grow in the coming quarters as new products are developed and are optimistic that it will improve our financial performance in the near future.”

Mr. Sham concluded, “In addition to the CCM business, we recently introduced and started marketing a line of digital imaging products and anticipate that this new product category will soon become a growing part of our overall business. We are now directing our new product development programs to innovative electronics products as we also continue to explore other business initiatives. We continue to believe it’s essential for us to reinvent and reposition ourselves so that we can take advantage of opportunities that are evolving in this rapidly changing business climate. Despite our net loss for fiscal 2006, our cash and short-term investments were over $46 million as of March 31, 2006, or approximately $3.77 per share, which we believe is more than sufficient to support our ongoing business initiatives and strategies.”

Global-Tech Appliances Inc. is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, Hamilton Beach®, Kenwood®, Presto®, Proctor-Silex®, Sanyo®, Sharper Image®, Sunbeam®, and West Bend®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in United States dollars)

	Fiscal Years Ended March 31,
	2006	2005
	(unaudited)	(audited)
Net sales	$73,812,100	$41,851,163
Cost of goods sold	(69,816,822)	(44,595,004)

Gross profit (loss)	3,995,278	(2,743,841)
Selling, general and administrative expenses	(18,010,869)	(16,053,820)

Operating loss	(14,015,591)	(18,797,661)
Interest expense	(55,435)	(9,855)
Interest income	1,278,093	976,753
Other income (expenses), net	1,533,949	(778,411)

Loss from operations before income taxes	(11,258,984)	(18,609,174)
Provision for income taxes	22,998	(33,650)

Net loss before minority interests	(11,235,986)	(18,642,824)
Minority interests	12,592	19,525

Net loss	$(11,223,394)	$(18,623,299)

Basic and diluted loss per common share	$(0.92)	$(1.52)

Basic and diluted weighted average number of shares outstanding	12,223,608	12,214,800

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in United States dollars)

	March 31,
	2006	2005
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$27,313,746	$8,790,594
Restricted cash	—	430,974
Callable deposit	—	5,000,000
Short-term investments	18,715,682	33,966,281
Accounts and bills receivable, net	8,446,502	7,194,894
Deposits, prepayments and other assets	1,929,626	2,323,895
Other receivable	4,577,186	—
Inventories	10,780,816	14,056,562

Total current assets	71,763,558	71,763,200

Loan to a director	—	76,667
Property, plant and equipment, net	24,164,775	27,779,778
Land use rights	2,151,444	2,191,759
License, net	—	2,201,124

Total assets	$98,079,777	$104,012,528

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	$37,698	$37,507
Accounts payable	5,075,248	5,258,005
Salaries and allowances payable	587,717	730,976
Accrued expenses	3,797,401	3,061,568
Accrual for contingent losses	5,464,134	810,000
Income tax payable	3,730,043	3,698,237

Total current liabilities	18,692,241	13,596,293
Deferred tax liabilities	38,619	142,888

Total liabilities	18,730,860	13,739,181

Minority interests	—	12,528

Shareholders’ equity:
Common stock, par value $0.01; 50,000,000 shares authorized; 12,902,755 shares issued as of March 31, 2006 and 2005	129,028	129,028
Preferred stock, par value $0.01; 1,000,000 shares authorized; no shares issued	—	—
Additional paid-in capital	83,030,824	83,264,716
Retained earnings	879,673	12,103,067
Accumulated other comprehensive losses	(197,161)	(742,545)
Less: Treasury stock, at cost, 679,147 shares as of March 31, 2006 and 2005	(4,493,447)	(4,493,447)

Total shareholders’ equity	79,348,917	90,260,819

Total liabilities and shareholders’ equity	$98,079,777	$104,012,528